WHITTIER ENERGY

WHITTIER ENERGY CORPORATION

September 12, 2005

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

100 F Street NE

Washington, DC  20549-7010

Re:	Whittier Energy Corporation
Forms SB-2
Filed August 9, 2005
File Nos. 333-127321 and 333-127320
Form 10K-KSB for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
Form 10QSB for Fiscal Quarter Ended June 30, 2005
Filed August 15, 2005
File No. 0-30314

Dear Mr. Schwall:

Thank you for the comments included in your letter dated August 31, 2005.  On behalf of Whittier Energy Corporation (the “Company”), I have reproduced each of your comments below, and have included specific responses following each comment.

Form SB-2

1.                                       Please update the financial statements reported in your registration statement.

Response:

                                                We plan to update both registration statements on Form SB-2 to reflect the Company’s financial statements for the quarter ended June 30, 2005. Additionally, we plan to restate the Company’s financial statements for the years ended December 31, 2004 and December 31, 2003 included in such registration statements to reflect the Company’s conversion to the full cost method of accounting for its oil and gas properties.

333 Clay• Suite 1100 • Houston, Texas 77002 • (713) 850-1880 • Fax (713) 850-1879

Exhibits

2.                                       Please provide a signed consent from the independent accountants in your Exhibit 23.2.

Response:

We will update Exhibit 23.2 on both registration statements on Form SB-2 to reflect the signature of RIMCO Production Company’s former independent accounts, KPMG LLP.

3.                                       Please provide a currently dated consent from the independent accountants in your amendment.

Response:

We will include updated consents from the independent accountants in both registration statements filed on Form SB-2 as Exhibits 23.1, 23.2, and 23.3.

Form 10-KSB for the year Ended December 31, 2004

Risks of Oil and Gas Activities, page 7

4.                                       Please expand your disclosure to compare and contrast your discussion of discounted future revenues to the information and measures disclosed in your supplemental disclosures about oil and gas producing activities beginning on page F-32.

Response:

The Company requests that it modify its disclosure of “Risks of Oil and Gas Activities” in its Form 10-KSB on a prospective basis to more clearly reflect the information and measurements required under SFAS No. 69, “Disclosures About Oil and Gas Producing Activities.” Specifically, we will include the SFAS 69 definition of proved reserves and discuss the related standardized measure of discounted future net cash flows, calculated by applying year-end prices of oil and gas to estimates of future production of proved oil and gas reserves, less estimated future expenditures based on year-end costs.

5.                                       Please remove your statements regarding SEC requirements.

Response:

The Company requests that it may remove the references to SEC requirements in its disclosure of “Risks of Oil and Gas Activities,” on Form 10-KSB on a prospective basis and make any conforming changes for similar disclosure presented in the Company’s registration statements presented on Form SB-2 upon submission of the amendment to such registration statements.

Oil and gas reserves, page 14

6.                                       We note your disclosure of the present value of estimated future net revenues before income taxes.  Please reconcile this disclosure to the information and measures disclosed in your supplemental disclosures about oil and gas producing activities beginning on page F-32 and include all disclosure required by Item 10(h) of Regulation S-B.

Response:

The Company requests that it modify its disclosure of net present value of estimated future net revenues in both registrations statements filed on Form SB-2 and prospectively on Form 10-KSB to reflect after tax amounts as disclosed in the Company’s supplemental disclosures about its oil and gas producing activities. In the event estimated future net revenues are presented on a prospective basis, a reconciliation to after tax net revenues will also be provided as well as the disclosures required by Item 10(h) of Regulation S-B.

Financial statements

Consolidated Statements of Cash Flows, page F-7

7.                                       Please clarify the nature of the exploration costs that you have classified as a non-cash reconciling item from net income to operating cash flows.  Refer to Item II.F.8(b) at the Division of Corporation Finance’s: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance which can be located at our website at:

http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm.

Response:

The Company’s exploration costs added back to net income to determine operating cash flows consist of drilling costs, which were initially capitalized and then charged to exploration expense when the Company determined the wells were non-productive and which would not have been expensed otherwise. Geological and geophysical costs included in exploration expense on the Company’s income statement were included as a reduction of the Company’s net cash provided from operating activities.

Note 1 – Summary of Significant Accounting Policies

Principles of Consolidation and Combination, page F-11

8.                                       Please explain why you record your cost method investments at the lower of cost or market.

Response:

The Company records its investments as a limited partner in certain limited partnerships at the lower of cost or market due to the Company’s minor ownership interest in each limited partnership. Furthermore, the Company has no ownership rights, obligations, or any other means to influence the management of these investments or influence the general partners’ determination of each limited partnership’s operating and financial policies.

Accounts Receivable, page F-11

9.                                       Please explain why you carry your accounts receivable at fair value.

Response:

The Company’s accounts receivable primarily consists of short-term trade receivables generated in the normal course of business from the sale of the Company’s oil and gas production or from third party billings of reimbursable costs incurred relating to the Company’s oil and gas exploration and development activities. The Company does assess its outstanding receivables periodically for impairment, recording an allowance for doubtful accounts to earnings at the time they are deemed uncollectible.

Oil and Gas Property and Equipment (Successful Efforts)

10.                                 Expand your disclosure to separately address your accounting policy for the amortization of acquisition costs apart from development costs.  Refer to paragraphs 30 and 35 of SFAS 19.

Response:

We believe this question is no longer applicable given the Company’s conversion to the full cost method of accounting. The Company intends to restate its financial statements for the years ended December 31, 2004 and December 31, 2003, to be included in amendments to both registration statements on Form SB-2. Under the successful efforts method of accounting, however, the Company amortized acquisition costs for a given property using the units-of-production method over the total proved reserves assigned to the property. Development costs were amortized using the units-of-production method over total proved developed reserves for the applicable property.

11.                                 Compare and contrast your oil and gas property impairment policy to the requirements of SFAS 144.  Additionally clarify what is the lowest level of identifiable cash flows that you use to evaluate and measure your assets for impairment.

Response:

Under the full cost method of accounting, the Company now determines a potential impairment of its oil and gas properties using the full cost “ceiling test” as stipulated under SEC Regulation S-X Rule 4-10. Consequently, we believe this question is no longer applicable.

Under the successful efforts method of accounting, net capitalized costs of the Company’s proved properties were assessed for impairment on a periodic basis (at least annually) utilizing net cash flows on a field level. If the net book value of an oil and gas property was in excess of its estimated future undiscounted net cash flows, then an impairment would be recognized equal to the difference between the property’s book value and estimated fair value. The Company has not recognized an impairment of any of its proved oil and gas properties through the date of this filing due to several factors. The Company had a very low cost basis in the proved oil and gas properties originally contributed to the corporation upon its formation in 1991. Additionally, the Company has grown primarily through producing property acquisitions from March 2002 through June 2005, a period of consistently appreciating commodity prices.

12.                                 Clarify, if true, that your reference to amortized capital costs refers to unproved properties.  Please expand your disclosure to separately address your accounting policy for the evaluation and measurement of unproved property impairment apart from proved properties.  Refer to paragraph 28 of SFAS 19.

Response:

The Company’s reference to unamortized capital costs in Note 1 to its consolidated financial statements refers to the Company’s proved oil and gas properties. Under the successful efforts method of accounting, the Company assessed its proved and unproved properties for impairment on at least an annual basis. The Company would recognize impairment expense for capitalized costs on unproved properties at the time the underlying leases were surrendered, abandoned or otherwise deemed worthless due to material events such as a dry hole being drilled on or adjacent to the property, etc. Net capitalized costs of proved properties were assessed for impairment in accordance with SFAS 144, which is discussed in the Company’s response to Question #11 above.

Under the full cost method, the Company’s capitalized costs associated with the acquisition, exploration, and development of proved reserves are included in the full cost pool subject to amortization. Capitalized costs associated with unproved properties are excluded from the amortizable base until it is determined whether or not proved reserves can be assigned to the properties. The Company assesses its unproved properties for reclassification into the amortizable base on at least an annual basis, considering such factors as drilling results on or adjacent to the property, surrendered and expired leases, etc. At the time such a determination is made, the evaluated unproved costs are transferred into the cost pool subject to amortization.

13.                                 Please expand your disclosure to clarify your accounting policy for proved and unproved property sales.  Specifically address paragraphs 40 through 47 of SFAS 19 in your response.

Response:

We believe this question is no longer applicable given the Company’s conversion to the full cost method of accounting, which requires all proceeds from the sale of oil and gas properties to be offset against the Company’s capitalized costs in its full cost pool.

Under the successful efforts method of accounting, the Company recognized gain or loss on the sale of proved and unproved properties equal to the proceeds received net of the remaining book basis in the property, in cases where the entire property interest (i.e. field) was disposed of for cash consideration. The Company did not recognize gains or losses on the exchange of oil and gas property interests for other mineral interests or on the partial disposition of oil and gas properties held by the Company (i.e. promoted interests, farmouts, joint ventures, etc.).

Management of Commodity Price Risk, page F-13

14.                                 Please revise your disclosure to clarify, if true, that you adopted SFAS 133.

Response:

The Company will revise its disclosure in its financial statements included in both amended registration statements on Form SB-2 and in all prospective filings to clearly state the Company has adopted SFAS 133.

Note 4 – Oil and gas Properties, Equipment and Fixtures, page F-19

15.                                 We note that you have reported an asset retirement obligation as a separate line item in your disclosure of oil and gas properties.  Please report this amount as a component of the specific asset category in your oil and gas properties to which it relates.

Response:

As requested, the Company will revise its disclosure in its financial statements included in both amended registration statements on Form SB-2 and will reflect the change on a prospective basis in all other future filings of its financial statements.

16.                                 Clarify the nature of your exploratory drilling projects and how you account for them.  Specifically address paragraph 19 of SFAS 19 and FSP 19-1 in your response.

Response:

Given the Company’s conversion to the full cost method of accounting, we believe this question is no longer applicable. However, under the successful efforts method of accounting, the Company capitalized the cost of exploratory wells pending determination of whether the wells had found proved reserves. If so, the capitalized costs were reclassified as proved property costs subject to amortization. If the well was determined to be non-productive, the capital costs were charged to earnings at the time the determination was made. The Company’s unproved oil and gas property costs of $1.95 million as of December 31, 2004 consisted of three projects:

1) $1.7 million in undeveloped leasehold costs in a South Texas field acquired by the Company in June 2004 and 2) approximately $250,000 in capitalized costs relating to two non-operated onshore exploration projects, one of which has not been drilled and the other which was drilled and completed, but ongoing work was being performed and planned to further evaluate the well as of December 31, 2004.

Note 6 – Notes Payable

Convertible Subordinated Note, page F-22

17.                                 Indicate whether or not the conversion price was equal to or greater than market at the time of issuance.  Specifically address EITF 98-5 in your response.

Response:

The conversion price of the Company’s subordinated convertible note on the date of grant was $2 per share of common stock, which was in excess of the Company’s $1.80 closing stock price on the date of issuance. Therefore, the note was not deemed to have a beneficial conversion feature as defined in EITF 98-5. Please note that the referenced conversion and closing stock prices above do not reflect the Company’s one-for-three reverse stock split on July 1, 2005.

Note 13 – Merger of WEC Acquisition, Inc. and Whittier energy Company, page F-30

18.                                 Please explain why it was appropriate to value the purchase price of the transaction using the net asset value method.

Response:

In the reverse merger of Whittier Energy Company into Olympic Resources Ltd., Whittier Energy was the acquiring company for accounting purposes. The stockholders of Whittier Energy Company transferred their privately held shares of common stock in Whittier Energy in exchange for an 85% controlling interest in the combined entity. Under SFAS 141, the costs of a business acquired in exchange for non-marketable common equity securities of the acquiring entity may be estimated based on the fair value of the consideration received, which consists of the net assets received in the transaction. Olympic’s principal assets and liabilities consisted of cash, two rapidly declining natural gas properties in California, and short term accounts receivables and payables.

The valuation of Olympic’s net assets acquired was readily determinable by the Company, through internal estimates of Olympic’s underlying reserves, a third party reserve report, and an independent fairness opinion prepared by an investment banking firm hired by Olympic. Furthermore, at the time of the merger, the market capitalization of Olympic’s common stock, which was thinly traded on the OTC market, was at a considerable premium to the value of Olympic’s underlying net assets. Olympic’s financial advisor stated in their analysis that “given the lack of trading volume in Olympic common shares, the market price of Olympic common stock was not a reliable indicator of the value of Olympic and, therefore, an analysis of the premiums paid on the Transaction would not be meaningful.” Therefore, the Company determined that Olympic’s net asset value was the best indicator of the purchase price paid for Olympic.

19.                                 Expand your disclosure to explain the presentation of shareholders equity and the continuity of the legal acquirer’s capital structure.  We note that the legal acquirer’s shares were issued in the exchange transaction, please explain to us how this is reported in your statement of shareholders’ equity

Response:

The merger of Whittier Energy Company into Olympic Resources Ltd. in September 2003 resulted in the stockholders of Whittier Energy, a private company, acquiring 85% of the outstanding common stock of Olympic. Whittier Energy was the accounting acquirer in the transaction, while Olympic Resources was the legal acquirer. The combined Company’s financial statements presented for periods prior to September 2003 include results of operations for Whittier Energy only, with combined results of operations presented subsequent to the date of acquisition.

In order to provide a meaningful presentation of shareholders’ equity and earnings and loss per share for the periods prior to the merger, the Company utilized the total common stock outstanding as of the date of the merger as the Company’s historical outstanding common stock for all prior periods.

Form 10-QSB for the Quarter Ended June 30, 2005

Financial statements, page 2

20.                                 We note that you have reported your financial statement amounts in thousands.  Please conform your note disclosure to this presentation to avoid investor confusion.

Response:

The Company currently presents its financial statements and supporting tables in the notes to its financial statements in thousands. We are concerned, however, that rounding all numerical disclosures in the non-tabular disclosures in the notes could lead to unnecessary confusion for readers of our financial statements. The Company recommends that it review and clarify its disclosure in the financial statements and supporting tables to more clearly identify that the amounts are presented in thousands without modifying the numerical disclosures in the text as currently presented.

Note 1. General, page 8

21.                                 Please support your conclusion that the full cost method of accounting is preferable.  Specifically address SFAS 25 and FRR.T.406.01.d in your response.  Compare and contrast this to your conclusions reached during 2003 after your transaction with Olympic Resources address the use of the successful efforts method, as disclosed on page F-11 of your December 31, 2004 Form 10-KSB.

Response:

The Company’s decision to convert to the full cost method of accounting was directly related to its June 2005 acquisition of RIMCO Production Company, Inc.  We determined the full cost method to be preferable for the post-acquisition entity, however, based on multiple factors, including the following:

1.                                      RIMCO had previously accounted for its oil and gas properties on a full cost basis. RIMCO’s acquired oil and gas properties account for approximately 80% of the Company’s oil and gas properties immediately after the acquisition;

2.                                      Subsequent to the acquisition, the combined Company is much more focused on exploration activities than Whittier had been historically. Full cost was principally designed to provide a better matching of costs and revenues for financial reporting over a time frame and in a manner consistent with how smaller oil and gas companies actively engaged in the exploration and development of oil and gas view and manage their business;

3.                                      Post-acquisition, the Company’s prospect generation efforts will play a strategic role in how Management intends to increase stockholder value. Given the higher risk of exploratory drilling, the Company has built in conservative assumptions on the expected number of dry holes which will be drilled in order to discover and develop new prospects. We consider these anticipated dry holes an inherent part of the capital expenditures necessary to find new discoveries and we believe capitalizing these costs to the full cost pool subject to the periodic ceiling tests will more clearly reflect our expanded approach to increase the Company’s value through exploration. For comparison, during 2004 Whittier participated in drilling 10 wells, of which 6 were development and 4 were exploratory (40%). During 2005, the combined Company has budgeted $19.3 million in capital expenditures for drilling a total of 41 wells, of which 15 are development and 26 are exploratory (63%). Exploration capital expenditures for 2005 are approximately $9.2 million, or 47% of total budgeted capital spending. As a result of the acquisition, our exploration expenditures and overall activity will be materially higher;

4.                                      The majority of the Company’s peer group utilizes the full cost method, including Brigham Exploration, Edge Petroleum, Petrohawk Energy, Carrizo, Parallel Petroleum, Callon Petroleum, KCS Energy, Spinnaker Exploration, Meridian Resource Corporation, and Cimarex Energy. We believe the change significantly improves the comparability of the Company’s financial statements to its peer group.

Based on the above reasons, the Company requested that its independent auditors issue a preferability letter as required under FRR.T.406.01.d. to allow the Company to adopt the full cost pool method of accounting upon the close of the RIMCO acquisition. The preferability letter was filed as Exhibit 18.1 to the Company’s Form 10-QSB for the three months ended June 30, 2005 filed on August 15, 2005.

The Company’s decision to utilize the successful efforts method of accounting subsequent to its September 2003 merger with Olympic Resources Ltd was consistent with the Company’s rationale for converting to full cost after the RIMCO acquisition. Whittier Energy was the accounting acquirer of Olympic and had historically utilized the successful efforts method of accounting. Whittier Energy’s assets comprised approximately 85% of the combined entity immediately following the merger and Olympic’s properties consisted entirely of proved producing gas properties, effectively requiring no adjustment to convert to successful efforts. Furthermore, Whittier Energy was principally focused on producing property acquisitions and developmental drilling at that time, with limited exposure to exploration activities. Historically, the Company had invested approximately 80% of its capital in proved oil and gas properties and approximately 97% of the Company’s oil and gas reserves were proved developed producing as of December 31, 2003. Therefore, the benefits of utilizing the full cost method when engaging in significant exploration activities was simply not applicable to the Company at the time of the

Olympic merger. Consequently, the Company determined that retaining the successful efforts method of accounting used by Whittier Energy was the appropriate course of action at that time. The combined Company subsequent to the RIMCO acquisition, however, is a materially different entity than the Company immediately after the Olympic acquisition, as discussed above.

Note 8.  Oil and Gas Properties, Equipment and Fixtures, page 14

22.                                 Disclose how you account for capitalized interest.  Refer to FIN 33.

Response:

The Company capitalizes interest on its significant investments in unproved properties not subject to amortization, on which exploration or development activities are in progress. The amount of interest capitalized is calculated by multiplying the effective interest rate for the period times the average balance of the applicable costs of unproved properties outstanding during the period. The capitalized interest is recorded to the applicable unevaluated oil and gas property cost account, which is transferred into the amortizable base when the costs are determined to be associated with proved reserves or evaluated for impairment.

23.                                 Please disclose how you account for partnership income and fees received for operating fees when you are the well operator.  Specifically address Rule 4-10 (C)(6) of Regulation S-X.

Response:

The Company records any management or prospect fees received relating to capital projects (i.e. exploration and development drilling activities, etc.) as a reduction of the Company’s capital costs recorded for such activities. Operating fees paid by third party working interest owners as part of allowable overhead charges on producing properties are recorded as a reimbursement of general and administrative costs incurred by the Company. The Company received $60,000 in third party management fees for its producing properties for the year ended December 31, 2004.

Item 3. Controls and procedures, page 28

24.                                 We note that you disclose that management has concluded that your disclosure controls were effective within 90 days before the filing of your quarterly report.  Please indicate whether or not your disclosure controls were effective as of the end of the period covered by the report, based on the evaluation of these controls and procedures required by paragraph (b) of Rule 13a-15 or Rule 15d-15 under the Exchange Act.  Refer to Item 307 of Regulation S-B.

Response:

The Company’s disclosure controls were effective as of the end of the period covered by the report. The Company requests that it may prospectively revise the relevant disclosure in Form 10-QSB.

Please do not hesitate to call with any questions or additional comments regarding this letter.  I can be reached at (713) 850-1903.

Sincerely,

/s/ Michael B. Young
Michael B. Young
Chief Financial Officer

CC:	Jill Davis
Timothy Levenberg
Melinda Kramer